UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the year ended March 31, 2006
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli, Sarjapur Road, Bangalore 560035, Karnataka, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
           Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
           Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g3-2(b).
Not applicable.

     This Form 6-K contains, attached as Exhibit 99.1 hereto, our Annual Report to Shareholders for our fiscal year ended March 31, 2006 that we mailed to the holders of our Equity Shares on or about June 23, 2006 and will mail to the holders of our American Depository Shares, or ADSs, on or about June 24, 2006.
     We have also attached as Exhibit 99.2 hereto the form of the Notice of 2006 Annual General Meeting and Form of Proxy that we mailed to the holders of our Equity Shares on or about June 23, 2006, and as Exhibit 99.3 hereto the form of the Notice of 2006 Annual General Meeting and Form of Proxy that we will mail to the holders of our ADSs on or about June 24, 2006.
     Further, we incorporate by reference on Exhibit 99.4 our Annual Report on Form 20-F for our fiscal year ended March 31, 2006 filed with the Securities and Exchange Commission on June 22, 2006, which report was a part of the Annual Report to Shareholders.
     The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited

/s/ Suresh C. Senapaty

Suresh C. Senapaty
Executive Vice President-Finance

Dated: June 23, 2006

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Report to Shareholders of the Registrant for the fiscal year ended March 31, 2006.

99.2	Notice of 2006 Annual General Meeting and Form of Proxy of the Registrant for holders of our Equity Shares.

99.3	Notice of 2006 Annual General Meeting and Form of Proxy of the Registrant for holders of our ADSs.

99.4	Annual Report on Form 20-F for the fiscal year ended March 31, 2006 of the Registrant, filed pursuant to Section 13 or 15(d) of the Exchange Act with the Securities and Exchange Commission on June 22, 2006, which is incorporated herein by reference.